UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 23 October 2012

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Harmony issues final ultimatum to striking workers at its Kusasalethu mine

Johannesburg, Tuesday, 23 October 2012: Harmony Gold Mining Company Limited ('Harmony' or 'the Company') advises that it issued a final ultimatum today to the 5 400 striking workers at its Kusasalethu mine near Carletonville.

These striking workers embarked on an unprotected strike since the evening of the 2nd of October 2012. An interdict was obtained and subsequently communicated to all the parties on Friday, 5 October 2012 and numerous subsequent communications urged the workers to return to work. The final ultimatum has been issued after all other attempts and avenues to end the unprotected strike have been exhausted. The ultimatum calls on all striking workers at Kusasalethu to return to work by 06h00 on Thursday, 25 October 2012. Those who do not present themselves for work at that time will be dismissed.

The unprotected strike is deemed illegal as Harmony signed a two year agreement with the unions in 2011 under the auspices of the Chamber of Mines which resulted in a wage increase, both last year as well as this year on 1 July. Harmony's annual wage increases range between 7.5% and 10% between the various job categories. In addition to their salaries and benefits, all members of the bargaining units are also entitled to receive a 1% profit share after capital per quarter.

To date, Kusasalethu has lost approximately 20 days' production, which represents close to 13 000 ounces* of gold production, due to the strike.

Graham Briggs, chief executive officer of Harmony commented, "We encourage the employees at Kusasalethu to return to work before Thursday morning in order to sustain their own future as well as that of Kusasalethu."

ends.

Issued by Harmony Gold Mining Company Limited

23 October 2012

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 11 411 2037 (office)
+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.:   ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 23, 2012

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director